SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                          ------------------------

                               SCHEDULE 14D-9
                               (RULE 14d-101)

                SOLICITATION/RECOMMENDATION STATEMENT UNDER
          SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            COHOES BANCORP, INC.
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                         (Name of Subject Company)

                            COHOES BANCORP, INC.
------------------------------------------------------------------------------
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $.01 PER SHARE
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                      (Title of Class of Securities)

                                192513 10 9
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                  (CUSIP Number of Class of Securities)

                              HARRY L. ROBINSON
                  PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             COHOES BANCORP, INC.
                               75 REMSEN STREET
                          COHOES, NEW YORK   12047
                                (518) 233-6500
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(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                  Copy to:

                           RAYMOND A. TIERNAN, ESQ.
                          GERALD F. HEUPEL, JR. ESQ.
                            PHILIP R. BEVAN, ESQ.
                    ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                            734 15TH STREET, N.W.
                           WASHINGTON, D.C.  20005
                               (202) 347-0300

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



     This solicitation/recommendation statement on Schedule 14D-9 is filed by Cohoes Bancorp, Inc., a Delaware corporation ("Cohoes"), in relation to the tender offer disclosed in the Schedule TO, dated August 9, 2000, of Ambanc Holding Co., Inc., a Delaware corporation ("Ambanc"), to acquire all of the issued and outstanding shares of Cohoes common stock, par value $.01 per share, for $16.50 in cash per share, upon the terms and subject to the conditions described in the Notice of Offer to Purchase, dated August 9, 2000, and the related Letter of Transmittal, (each of which is an exhibit and incorporated by reference into Ambanc's Schedule TO).

     In response to Items 1 through 8 of this Schedule 14D-9, Cohoes hereby incorporates by reference its disclosure document, included herewith as Exhibit (a)(1), which contains the information responsive to the requirements of this Schedule 14D-9.

ITEM 9.  EXHIBITS.


EXHIBIT
NUMBER                              DESCRIPTION
-------     ------------------------------------------------------------------

(a)(1) Solicitation/Recommendation Statement regarding the Ambanc tender offer, first mailed to Cohoes shareholders on or about August 9, 2000
(a)(2) Proxy Statement/Prospectus, dated as of July 3, 2000 relating to the proposed merger of Cohoes with and into Hudson River Bancorp, Inc., a Delaware corporation ("Hudson River") (incorporated by reference from Hudson River's registration statement on Form S-4, filed June 26, 2000, as amended, and Hudson River's 424(b)(3) prospectus, filed July 18, 2000)
(a)(3) Investor Presentation/Synopsis of the Cohoes-Hudson River merger, dated April 25, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on April 26, 2000 as a Rule 425 communication).
(a)(4) Press release, dated April 26, 2000, by Cohoes and Hudson River (incorporated by reference from the filing made on April 26, 2000 by Cohoes and Hudson River as a Rule 425 communication)
(a)(5) Press release, dated June 26, 2000, by Cohoes (incorporated by reference from the filing made on June 26, 2000 by Cohoes as a Rule 425 communication)
(a)(6) Investor presentation/Updated Synopsis of the Cohoes-Hudson River merger, dated June 28, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on June 28, 2000 as a Rule 425 communication)
(a)(7) Newspaper advertisement addressed to shareholders, customers, etc., of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 13, 2000 as a Rule 425 communication)
(a)(8) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 20, 2000 as a Rule 425 communication)
(a)(9) Letter to Shareholders of Cohoes and Hudson River, dated July 20, 2000 (incorporated by reference from the filings made by Cohoes and Hudson River on July 20, 2000 and July 21, 2000, respectively, as a Rule 425 communication)

(a)(10) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 27, 2000 as a Rule 425 communication)
(a)(11) Press release, dated July 27, 2000, by Cohoes (incorporated by reference from the filing made on July 27, 2000 by Cohoes as a Rule 14a-12 communication and on July 28, 2000 as a Schedule 14D-9 communication)
(a)(12) Letter to shareholders of Cohoes and Hudson River, dated July 28, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on July 28, 2000 as a Rule 425 communication)
(a)(13) Updated Investor Presentation/Synopsis of the Cohoes-Hudson River merger, dated August 2, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 2, 2000 as a Rule 425 communication)
(a)(14) Newspaper advertisement addressed to shareholders of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(15) Letter to shareholders of Cohoes, dated August 7, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(16) Supplement dated August 7, 2000 to Investor Presentation/Synopsis of the Cohoes-Hudson River merger (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(17) Press release, dated August 9, 2000, by Cohoes (also being concurrently filed by Cohoes as a Rule 425 communication)
(e)(1) Information regarding executive compensation and related matters (incorporated by reference from Cohoes' definitive proxy statement, dated September 24, 1999)
(e)(2) Information regarding interests of directors and officers in the Cohoes-Hudson River merger (incorporated by reference from the proxy statement/prospectus, dated as of July 3, 2000 and filed by Hudson River pursuant to Rule 424(b)(3) on July 18, 2000).

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         COHOES BANCORP, INC.


                         By:  /s/ Harry L. Robinson
                              ------------------------------------------
                              Name:   Harry L. Robinson
                              Title:  President and Chief Executive
                                      Officer

Dated: August 9, 2000


                                EXHIBIT INDEX


EXHIBIT
NUMBER                              DESCRIPTION
-------     ------------------------------------------------------------------

(a)(1) Solicitation/Recommendation Statement regarding the Ambanc tender offer, first mailed to Cohoes shareholders on or about August 9,
          2000
(a)(2) Proxy Statement/Prospectus, dated as of July 3, 2000 relating to the proposed merger of Cohoes with and into Hudson River Bancorp, Inc., a Delaware corporation ("Hudson River") (incorporated by reference from Hudson River's registration statement on Form S-4, filed June 26, 2000, as amended, and Hudson River's 424(b)(3) prospectus, filed July 18, 2000)
(a)(3) Investor Presentation/Synopsis of the Cohoes-Hudson River merger, dated April 25, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on April 26, 2000 as a Rule 425 communication).
(a)(4) Press release, dated April 26, 2000, by Cohoes and Hudson River (incorporated by reference from the filing made on April 26, 2000 by Cohoes and Hudson River as a Rule 425 communication)
(a)(5) Press release, dated June 26, 2000, by Cohoes (incorporated by reference from the filing made on June 26, 2000 by Cohoes as a Rule 425 communication)
(a)(6) Investor presentation/Updated Synopsis of the Cohoes-Hudson River merger, dated June 28, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on June 28, 2000 as a Rule
          425 communication)
(a)(7) Newspaper advertisement addressed to shareholders, customers, etc., of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 13, 2000 as a Rule 425 communication)
(a)(8)    Newspaper advertisement addressed to shareholders, customers, etc.
          of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 20, 2000 as a Rule
          425 communication)
(a)(9) Letter to Shareholders of Cohoes and Hudson River, dated July 20, 2000 (incorporated by reference from the filings made by Cohoes and Hudson River on July 20, 2000 and July 21, 2000, respectively, as a Rule 425 communication)
(a)(10) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 27, 2000 as a Rule 425 communication)
(a)(11) Press release, dated July 27, 2000, by Cohoes (incorporated by reference from the filing made on July 27, 2000 by Cohoes as a Rule 14a-12 communication and on July 28, 2000 as a Schedule 14D-9 communication)
(a)(12) Letter to shareholders of Cohoes and Hudson River, dated July 28, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on July 28, 2000 as a Rule 425 communication)
(a)(13) Updated Investor Presentation/Synopsis of the Cohoes-Hudson River merger, dated August 2, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 2, 2000 as a Rule 425 communication)

(a)(14) Newspaper advertisement addressed to shareholders of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(15) Letter to shareholders of Cohoes, dated August 7, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(16) Supplement dated August 7, 2000 to Investor Presentation/Synopsis of the Cohoes-Hudson River merger (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(17) Press release, dated August 9, 2000, by Cohoes (also being concurrently filed by Cohoes as a Rule 425 communication)
(e)(1) Information regarding executive compensation and related matters (incorporated by reference from Cohoes' definitive proxy statement, dated September 24, 1999)
(e)(2) Information regarding interests of directors and officers in the Cohoes-Hudson River merger (incorporated by reference from the proxy statement/prospectus, dated as of July 3, 2000 and filed by Hudson River pursuant to Rule 424(b)(3) on July 18, 2000).

                                                                Exhibit (a)(1)

[COHOES LOGO]

                                                                August 9, 2000



Dear Shareholder:

     Recently, Ambanc Holding Co., Inc. commenced its hostile cash tender offer for your shares of Cohoes stock.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT AMBANC'S OFFER BY NOT TENDERING YOUR SHARES.

     WE URGE YOU TO VOTE FOR OUR MERGER WITH HUDSON RIVER BANCORP BY RETURNING THE ENCLOSED WHITE PROXY TODAY.

     Our recommendation is based on the following reasons:

AMBANC'S PRICE IS CLEARLY INADEQUATE

    * Their offer is substantially below the average premiums paid in acquisitions of other thrift institutions.

AMBANC HAS NO ABILITY TO PAY

    * Ambanc's total offer price is $125.5 million, excluding shares held by Ambanc and stock options.

    * Ambanc's bank subsidiary has only $60.9 million of equity capital at March 31, 2000 and does not have sufficient capital to pay the necessary dividend to its parent company Ambanc.

    * Any dividend paid by Ambanc's bank subsidiary to its parent company would reduce its regulatory capital dollar for dollar.

AMBANC'S OFFER IS HIGHLY CONDITIONAL AND WE BELIEVE IT IS ILLUSORY

    * The offer is subject to at least 8 conditions, some of which cannot be met.

AMBANC'S TAXABLE OFFER REDUCE ITS VALUE

    *  You will have to pay taxes under Ambanc's cash offer.

    *  The taxes substantially reduce the value of Ambanc's offer.

                                      1

NO UPSIDE POTENTIAL

    *  You pay taxes and have no continuing equity interest.


COHOES/HUDSON RIVER - THE ONLY REAL CHOICE

    *  Will result in a 'POWERHOUSE' FRANCHISE in the Capital Region.

    *  Will INCREASE EARNINGS per share for Cohoes shareholders by 16%.

    *  Great potential for GROWTH and INCREASED SHAREHOLDER VALUE.

    * Combined equity of $289 million - we will CONTINUE STOCK REPURCHASES and INCREASE CASH DIVIDENDS.

    *  ALL Cohoes shareholders will benefit.


     Please carefully read the attached materials which more fully explain the recommendation of your board of directors that you reject Ambanc's tender offer.

     We appreciate your consideration and continued support. Please vote FOR the Cohoes/Hudson River merger and do not tender any shares to Ambanc. DISCARD any blue proxy that you receive.

     The only real choice is the Cohoes/Hudson River merger.


                              Very truly yours,



                              Harry L. Robinson
                              President and Chief Executive Officer
                              Cohoes Bancorp, Inc.


                                      2

                            QUESTIONS AND ANSWERS


Q:   IS AMBANC'S OFFER AN ALTERNATIVE TO THE PLANNED COHOES-HUDSON RIVER
     MERGER?

A: No. Ambanc has conditioned its offer on actions that require the approval of your Board and/or the Hudson River Board. Your Board unanimously has concluded that Ambanc's offer is not in the best interests of Cohoes and Cohoes' shareholders and has rejected the Ambanc offer. Your Board is committed to the planned merger with Hudson River, and there is no realistic prospect that all of the conditions to Ambanc's offer will ever be satisfied. Therefore, you should not consider Ambanc's offer an alternative to the Cohoes-Hudson River merger.

Q:   WHEN DO I NEED TO RESPOND TO AMBANC'S OFFER?

A: You are not hurt by taking your time to respond to Ambanc's offer. The offer must continue until at least September 6, 2000. Given all of the conditions to the offer, even Ambanc anticipates the deadline will be pushed back several more months.

Q: DO I HAVE ANYTHING TO LOSE IF I DO NOT TENDER BUT AMBANC'S OFFER IS SUCCESSFUL ANYWAY? WILL I GET LESS THAN SHAREHOLDERS WHO TENDER NOW?

A: No. In the highly unlikely event that Ambanc's offer were to close, Ambanc has indicated that even shareholders who never tender will still get paid in the subsequent merger the same amount as those who tender now.

Q:   WHAT IF I ALREADY TENDERED MY SHARES TO AMBANC?

A: You can withdraw your shares at any time before Ambanc's offer expires. If you need any help with this, please call our representative in connection with Ambanc's hostile offer, Regan & Associates, Inc., toll free at 1-800-737-3426.

Q: IS REFUSING TO TENDER MY SHARES TO AMBANC THE SAME AS A VOTE FOR THE COHOES-HUDSON RIVER MERGER?

A: No. If you want us to complete the Cohoes-Hudson River merger, you need to vote "FOR" our merger at the special shareholders meeting, either in person or by proxy. If you vote "against" the merger and you refuse to tender your shares, you are telling us not to do either transaction at this time.

                                      3

Q: IF THE MERGER WITH HUDSON RIVER IS NOT COMPLETED, WILL THE COHOES' BOARD CHANGE ITS RECOMMENDATION?

A:   No, our recommendation would still be the same   reject Ambanc's offer
     by not tendering any of your shares to Ambanc. We believe that the price offered by Ambanc is grossly inadequate. Ambanc's price would still be inadequate if our merger with Hudson River is not completed for any reason. As a result, we do not intend to change our recommendation.

Q: DO ANY OF OUR DIRECTORS AND EXECUTIVE OFFICERS INTEND TO TENDER THEIR SHARES TO AMBANC?

A: Absolutely not. They believe that completing our merger with Hudson River is in Cohoes' best interest. They also believe the price offered by Ambanc is grossly inadequate.

Q:   WHO CAN ANSWER MY QUESTIONS?

A: Please call Regan & Associates, Inc. toll free at 1-800-737-3426 with any questions you have. They can also help you withdraw any shares that you may have tendered to Ambanc.






                                      4

                                RECOMMENDATION

     Ambanc recently commenced a tender offer seeking to acquire your shares of Cohoes common stock in exchange for cash in the amount of $16.50 per share. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT AMBANC'S OFFER BY NOT TENDERING YOUR SHARES. The Ambanc offer is subject to a long list of conditions. We do not believe that all of these conditions will ever be satisfied. We believe that Ambanc's true intention is to frustrate our planned merger with Hudson River because we were unwilling to increase the price that we had offered to pay in June 2000 to acquire Ambanc. Your Board also has concluded that Ambanc's offer is inadequate and not in the best interests of Cohoes and its shareholders. Consistent with its fiduciary duties and based on its review, your Board has unanimously rejected the Ambanc offer.

     None of our directors, executive officers, affiliates or subsidiaries intends to tender a single share of Cohoes stock in Ambanc's hostile offer. Nor do they plan to sell a single share as a result of the offer.

                                   REASONS

     We summarize below some of the financial analyses and other considerations taken into account by us and our financial advisors, and the discussion includes all material factors considered by the Board. Some of the summaries are in table form. You should read the tables together with the accompanying text.

Inadequate Price

     The offer made by Ambanc is inadequate to you from a financial point of view.

     Ambanc has offered to acquire shares of Cohoes common stock in exchange for the cash amount of $16.50 per share.

     In the opinion of your Board of Directors, supported by the written opinion of our financial advisors, Keefe, Bruyette & Woods, Ambanc's offer is inadequate from a financial point of view to Cohoes' shareholders. We have attached as Annex A the full text of Keefe, Bruyette & Woods' opinion, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with the opinion. You should read the entire text of their opinion.

     Ambanc's offer is priced far below comparable acquisitions in terms of premiums to tangible book value and to core deposits. Our financial advisor compared Ambanc's offer to all transactions involving thrift institutions in five different groups of pending deals and five different groups of completed deals. In each case, Ambanc's price was below the average premiums to tangible book value and to core deposits as shown in the following table:

                                      5


                           Deal Price to                  Core Deposit
                        Tangible Book Value                  Premium
                        -------------------               ------------

Ambanc's offer                  109.0%                         1.6%

Pending deals:
  All pending deals             151.3                         12.2
  Deal value between
   $100 million and
   $200 million                 180.5                         11.2
  Target equity to assets
   between 13% and 25%          125.7                         13.0
  Target ROAE below 7%          136.0                          7.9
  Mid-Atlantic region           139.3                          7.0
Completed deals since
 September 30, 1999:
  All completed deals           157.7                          9.9
  Deal value between
   $100 million and $200
   million                      230.8                         19.8
  Target equity to assets
   between 13% and 25%          122.2                          7.5
  Target ROAE below 7%          131.9                          6.9
  Mid-Atlantic region           168.1                         10.5



     The above table shows that Ambanc's offer for Cohoes shares is grossly inadequate when compared to the premiums to tangible book value and to core deposits in other thrift acquisitions.

     All pending deals consist of 23 acquisitions announced between December 3, 1999 and July 26, 2000, and all completed deals consist of 57 acquisitions completed since September 30, 1999. The 23 pending acquisitions were also analyzed in four smaller, overlapping groups, as follows:

     (a) four pending acquisitions with deal values between $100 million and $200 million announced between February 22, 2000 and June 27, 2000;
     (b) 10 pending acquisitions with target equity to assets between 13% and 25% announced between December 3, 1999 and June 8, 2000;
     (c) 11 pending acquisitions with target return on average equity below 7% announced between December 3, 1999 and June 27, 2000; and
     (d) 11 pending acquisitions in the Mid-Atlantic region announced between February 17, 2000 and June 27, 2000.

     The 57 acquisitions completed since September 30, 1999 were also analyzed in four smaller, overlapping groups, as follows:

     (e) four completed acquisitions with deal values between $100 million and $200 million;
     (f) 13 completed acquisitions with target equity to assets between 13% and 25%;

                                      6

     (g)  30 completed deals with target return on average equity below 7%; and
     (h)  8 completed deals in the Mid-Atlantic region.

Ambanc Has No Ability to Pay

     Under Ambanc's materials, Ambanc needs to first complete its tender offer before any subsequent merger with Cohoes would be completed. The tender offer is conditioned on the execution of a merger agreement with Cohoes but not on the completion of such merger. Any merger agreement with Ambanc would need to be approved by the Board of Directors of Cohoes, and the Cohoes Board believes that it would be violating its fiduciary duties to Cohoes shareholders if it agreed to enter into such agreement. Even if a merger agreement was executed, the merger would need to be subsequently approved by Cohoes shareholders.

     Because any merger with Ambanc would not take place until after Ambanc's tender offer is completed, Ambanc needs to use its own assets to pay for any Cohoes shares purchased in its tender offer. Ambanc does not have the financial ability to complete its tender offer.

     Ambanc has stated in its Offer to Purchase the following:

    "the financial resources of Ambanc following the Ambanc-Cohoes Merger will be an important factor in obtaining federal regulatory approval of the Ambanc-Cohoes Merger. Based on certain financial assumptions regarding Ambanc and Cohoes, Ambanc currently believes that, following the Ambanc-Cohoes Merger, it will have sufficient financial resources and regulatory capital to satisfy regulatory requirements." (emphasis added)

     Ambanc is attempting to use the assets of Cohoes and the regulatory capital of Cohoes Savings Bank to justify its statement that it has sufficient resources "following the Ambanc-Cohoes Merger." Ambanc fails to discuss at all its ability to complete its tender offer, and we believe they have deliberately failed to do so because they clearly have no financial ability to first complete the tender offer.

     Ambanc has indicated it intends to use its available-for-sale securities to fund the purchase price. We believe that Ambanc's attempt to fund the full purchase price in this manner raises significant regulatory issues for the following reasons:

    * At March 31, 2000, Ambanc had an unrealized loss, net of taxes, in excess of $6.0 million on its available-for-sale portfolio (which amounted to approximately $208.2 million at such date). Recognition of this loss would exceed Ambanc's combined net income for all of 1999 and the first quarter of 2000.

    * Nearly all of these securities are held by Mohawk Community Bank ("Mohawk"), Ambanc's insured subsidiary. At December 31, 1999, only $6.0 million in securities, cash and liquid assets were held by Ambanc itself (according to its audited financial

                                      7

       statements for the year ended December 31, 1999; information subsequent to December 31, 1999 is not publicly available).

    * A $60.0 million or greater dividend by Mohawk to Ambanc (the amount necessary to fund the acquisition of approximately 50% of Cohoes' outstanding common stock) would reduce Mohawk's capital on a dollar for dollar basis. Mohawk only had $60.9 million of equity capital at March 31, 2000 and would not be able to pay any dividend to Ambanc that would reduce its capital below the minimum capital levels mandated by law. Accordingly, a substantial portion of any such dividend could not be made since it would result in Mohawk failing its capital requirements. Furthermore, we believe that the Office of Thrift Supervision could have significant supervisory concerns even if the amount attempted to be distributed only reduced Mohawk's capital to the minimum levels required and thus would further limit the amount that could be distributed to Ambanc.

Not a Real Deal

     Because of the highly conditional nature of Ambanc's tender offer, we do not believe that the Ambanc offer represents a real deal. The Ambanc offer is subject to at least 8 different conditions. We do not believe that all of these conditions will ever be satisfied. We feel that Ambanc is asking you to tender your shares to them even though there is, in our view, virtually no chance that all of their conditions will ever be satisfied.

     Some of the conditions to the Ambanc offer cannot be controlled by Cohoes. For example, Ambanc has included as conditions that our merger agreement as well as our stock option agreement with Hudson River be terminated. Cohoes cannot unilaterally terminate either of these agreements, and Hudson River would have to agree to terminate these agreements. Hudson River, like us, has publicly stated that it remains committed to the Cohoes-Hudson River merger. They also have informally advised us that they have no intention to terminate either the merger agreement or the stock option agreement. Given that the stock option which we granted to Hudson River currently is worth approximately $10.5 million, it is completely unrealistic to assume that Hudson River would give up its rights under the stock option agreement.

     Ambanc's offer also contains certain conditions which are in the sole control of your Board. For example, they have asked your Board to:

    * make the supermajority vote provisions of our certificate of incorporation inoperative to Ambanc;
    * make Section 203 of the Delaware Corporation Law inapplicable to the Ambanc offer; and
    *  enter into a merger agreement with Ambanc.

     Because your Board has concluded that Ambanc's offer is inadequate, it cannot agree to any of these conditions. Your Board believes that there is virtually no prospect we will agree to

                                      8


any of these conditions in the foreseeable future. In any event, we are contractually bound to our agreement with Hudson River.

     The highly conditional nature of Ambanc's offer and the inclusion of several conditions that are very unlikely to be satisfied lead us to believe that Ambanc is not interested in a real deal with us. We also feel that it would be foolish for you to tender shares when there is, in our view, very little chance that the Ambanc tender offer will ever be completed.

We Believe that the Cohoes/Hudson River Merger is the Right Choice

     As you know, we have entered into a merger agreement with Hudson River. We are committed to our merger with Hudson River because we believe it is the right deal for you, our customers and the communities we serve. Our deal with Hudson River is fully described in the proxy statement/prospectus, dated July 3, 2000, which we previously sent to you. We again urge you to carefully consider the information contained in our proxy statement/prospectus.

     We believe the Cohoes-Hudson River merger is the right choice for a number of reasons, including the following:

    * We will create a very strong banking franchise in the Capital Region which will have a combined value much greater than our individual values.

       - On a combined basis, Cohoes/Hudson River will have $1.84 billion in assets, $1.24 billion in deposits and total shareholders' equity of $289 million, which is almost four times the total equity of Ambanc. Our company will operate 38 full service offices throughout the Capital Region, from which we will offer a full range of consumer and commercial banking products and services to meet the needs of our customers and the communities which we serve.

       - With combined capital of $289 million, or more than 15% of assets, we intend to implement an aggressive capital management program that will highlight open market stock repurchases and internal growth and leverage. In addition, given our strong capital base and our anticipated earnings growth, we fully expect to increase our quarterly cash dividend. We believe this strategy will create significant value for shareholders on both a near term and long-term basis.

    * Our combination will significantly add to the earnings per share of each of our institutions.

       - We initially estimated our merger would produce earnings per share accretion for the Cohoes shareholders of 16% based upon expense savings of $3.6 million. As we proceed further with our integration planning, we are convinced we can achieve significantly greater expense savings, thereby increasing earnings per share accretion.

                                      9

    * Any cash transaction with Ambanc would remove the possibility that Cohoes shareholders can share in any potential upside in value since they would receive only cash for their shares.

     We believe that a combined Cohoes/Hudson River franchise will be a well capitalized institution which will be well positioned for continued growth and expansion. We are committed to our merger-of-equals with Hudson River and to continuing to enhance shareholder value for our combined shareholder base.

Other Factors

    * Integration Risk - We believe that there is significant risk that Ambanc, if it were successful in its highly conditional tender offer, could effectively integrate Ambanc's operations with ours. Ambanc has never undertaken an acquisition of the magnitude contemplated by their tender offer. We are almost the same size as Ambanc and we have significantly greater capital amounts available.

    * Detrimental Effects on Cohoes' Customers, Communities and Employees - We expect that Ambanc would attempt to drastically reduce costs by closing offices and reducing the number of employees and benefits offered. Banking is still largely a customer service business and such cost-cutting efforts often result in customer attrition, deposit run-off and low morale among employees. Such actions would adversely affect our customers, communities and employees.

     Your Board did not assign specific weights to the foregoing factors and individual directors may have given different weights to different factors. Throughout its deliberations, your Board received the advice of its legal and financial advisors and other advisors who were retained to advise the Board in connection with Ambanc's hostile offer.

                ACTIONS IN RESPONSE TO AMBANC'S HOSTILE OFFER

Background to Your Board's Recommendation

     In the late spring of 1999, in response to Ambanc's investment banker, Cohoes indicated an interest regarding a possible acquisition of Ambanc. In June 1999, Cohoes and Ambanc entered into a confidentiality agreement, pursuant to which Ambanc furnished Cohoes with certain business and other information regarding Ambanc. By letter dated June 23, 1999, Cohoes made a non-binding indication of interest to acquire Ambanc at between $17.50 and $19.50 per share. After discussion between the parties, Ambanc's Board of Directors rejected the proposal in July 1999.

     In the fall of 1999, the Presidents of Cohoes and Ambanc had informal discussions regarding an acquisition of Ambanc by Cohoes. By letter dated December 7, 1999, Cohoes submitted a non-binding indication of interest to acquire Ambanc at $18.00 per share in cash,

                                     10

which was increased to $19.00 per share on December 15, 1999 and $19.25 per share on December 17, 1999. These offers were all subject to the completion of satisfactory due diligence. After completing its due diligence, Cohoes withdrew its offer in January 2000 due to its concerns with Ambanc's high interest rate risk.

     In early June 2000, the President of Ambanc contacted Cohoes to resume discussions regarding an acquisition of Ambanc by Cohoes. The President of Cohoes and Hudson River met with Ambanc's President on June 6, 2000. The parties met again on June 14, 2000 regarding an acquisition of Ambanc by Cohoes. The next day Ambanc made a proposal to acquire Cohoes at $14.75 per share.

     On Friday, June 16, 2000, a director of Ambanc called Cohoes' investment banker and indicated that Ambanc still wished to be acquired by Cohoes. The director continued these discussions with Cohoes' investment banker over the weekend. On June 20, 2000, Cohoes and Hudson River sent a letter to Ambanc offering to acquire Ambanc for $17.00 per share in cash. On June 22, 2000, the Board of Directors of Cohoes duly considered and thoroughly reviewed with its legal and financial advisors the offer made by Ambanc, and determined that such offer was not in the best interests of Cohoes' shareholders.

     On Friday morning, June 23, 2000, the Presidents of Cohoes and Hudson River met with five directors of Ambanc to discuss the joint proposal to acquire Ambanc. Cohoes and Hudson River indicated that Ambanc had received their best price, but that other items were negotiable. Later that day, a director of Ambanc indicated to Cohoes' investment banker that (1) $17.00 was too low, (2) Ambanc had been buying the stock of Cohoes, and (3) if Cohoes' offer to acquire Ambanc was not increased, then Cohoes' deal with Hudson River would not get done. On Friday afternoon, June 23, 2000, Ambanc sent a letter to Cohoes increasing its offer to acquire Cohoes to $15.25 per share. This increased offer was considered and rejected by Cohoes' directors over the weekend.

     On Monday, June 26, 2000, Cohoes publicly announced that it rejected the offer from Ambanc. Also on June 26, 2000, Ambanc rejected the offer from Cohoes and Hudson River.

     On June 30, 2000, Ambanc extended its offer to July 31, 2000, which was rejected by Cohoes in July 2000. On July 27, 2000, Ambanc announced its intention to commence a tender offer to purchase each outstanding share of Cohoes for $16.50 per share in cash. Ambanc also filed preliminary proxy materials in opposition to Cohoes' merger with Hudson River on July 31, 2000 and nominated two persons on August 3, 2000 for election to Cohoes' Board at the next annual meeting of Cohoes' shareholders. On August 9, 2000, Ambanc formally commenced its hostile tender offer to acquire shares of Cohoes' common stock for $16.50 per share in cash.

     On August 9, 2000, your Board met again to reconsider the offer in light of the new materials Ambanc filed with the SEC. At that meeting, your board carefully considered the information published by Ambanc and received the advice of Cohoes' management, of Keefe,

                                     11

Bruyette & Woods, Cohoes' financial advisors, and of legal counsel. After careful consideration, your Board unanimously:

    * determined that Ambanc's offer is inadequate and not in the best interests of Cohoes and its shareholders, and

    *  recommended that you reject Ambanc's offer by not tendering your shares.

     The reasons for our conclusions are outlined in this document.

Strategic Transactions

     Your Board is committed to the proposed merger with Hudson River. Our merger agreement with Hudson River generally precludes us from soliciting or encouraging inquiries or proposals with respect to, furnishing information relating to, or participating in negotiations or discussions concerning, any alternative proposal. An alternative proposal includes a merger, consolidation, purchase or lease of substantially all assets, purchase of securities representing more than 20% of the voting power, or any similar transaction involving a third party, and includes Ambanc's hostile tender offer. Under the merger agreement, your Board can furnish information or participate in negotiations or discussions if the Board determines in good faith that the failure to do so would result in a breach of fiduciary duties. The merger agreement also precludes us from increasing our quarterly dividends and limits changes in our capitalization or indebtedness without the prior written consent of Hudson River. There are no transactions, agreements in principle or signed contracts that have been entered into in response to Ambanc's offer that relate to an alternative proposal or any of the matters discussed in the previous sentence.

     Your Board of Directors duly considered Ambanc's offer in accordance with its fiduciary duties and unanimously determined that this offer was not in the best interest of Cohoes' shareholders. Because your Board determined that Ambanc's price is inadequate and because the Board believes that Ambanc's offer has several other significant impediments, your Board recommends that you reject Ambanc's offer by not tendering any of your shares to Ambanc. This recommendation would be the same even if there was no existing agreement with Hudson River.

     The stock option issued to Hudson River at the time we entered into our merger agreement could have the effect of discouraging offers to acquire Cohoes for a period of up to 18 months after termination of the merger agreement. The presence of this option, of course, did not preclude Ambanc from making such an offer.

     On July 31, 2000, Ambanc filed preliminary proxy solicitation materials with the Securities and Exchange Commission seeking to solicit proxies against the Cohoes-Hudson River merger.

                                     12

     On August 9, 2000, Ambanc formally commenced its hostile tender offer for your Cohoes shares.

                        ANTI-TAKEOVER CONSIDERATIONS

Delaware Takeover Statute

     Section 203 of the Delaware General Corporation Law prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation's voting stock, within three years after the person or entity becomes an interested stockholder, unless:

    * the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction,

    * after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans,

    * after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder, or

    * the transaction is one of specified business combinations that are proposed after the corporation had received other acquisition proposals and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the Delaware General Corporation Law.

     This summary of Section 203 of the Delaware General Corporation Law does not purport to be complete and is qualified in all respects by reference to the provisions of Section 203 of the Delaware General Corporation Law.

Anti-takeover Provisions in Cohoes' Certificate of Incorporation and Bylaws

     Cohoes' certificate of incorporation and bylaws contain several provisions that may limit the ability to acquire control of Cohoes without negotiations with Cohoes' Board. These provisions include:

    *  authorized but unissued common and preferred stock,

    * the division of Cohoes' Board of directors into three staggered classes,

                                     13

    *  no cumulative voting for election of Cohoes' directors,

    * the Board's power to determine the size of the Board and to fill vacancies,

    * the need for approval of the board of directors to amend the certificate of incorporation,

    * the need for a supermajority stockholder vote to remove directors for cause and to amend the bylaws and important provisions of the certificate of incorporation,

    * the need for supermajority stockholder approval before Cohoes can purchase securities from an "interested stockholder" (generally, a beneficial owner of 5% of the voting stock), and

    * the ability of only the Board, not the shareholders, to call special meetings.

     These provisions are discussed at greater length in our July 3rd proxy statement/prospectus.

Agreement Not to Solicit Other Offers

     In our merger agreement with Hudson River, we agreed that we will not, and will cause our subsidiaries and the directors, officers, employees and representatives of ourselves and our subsidiaries not to initiate or encourage any inquiries or any offer relating to a proposal for any merger, consolidation, purchase or lease of substantially all the assets or similar transaction or a purchase of 20% or more of the voting securities of Cohoes or its subsidiaries. We also agreed not to negotiate or provide any information relating to any such acquisition proposal. We agreed that we will immediately advise Hudson River following the receipt of any acquisition proposal. The restrictions in the Cohoes-Hudson River merger agreement limiting our ability to negotiate or provide information relating to a third party acquisition proposal are not applicable if your Board, based upon the advice of outside legal counsel, determines that it would breach its fiduciary duties if it did not participate in such negotiations or furnish such information. The effect of these provisions will lapse if the merger agreement is terminated. Your Board of Directors duly considered and thoroughly reviewed Ambanc's offer.

Stock Option Agreement

     To increase the likelihood that the Cohoes-Hudson River merger will be completed, and to discourage other persons who may be interested in combining with either party, each of Hudson River and Cohoes granted the other a conditioned option to purchase up to 19.9% of the outstanding shares of its common stock at a fixed price equal to the closing sales price of the common stock of the respective parties on April 24, 2000. These options are intended to make it more likely that the Cohoes-Hudson River merger will be completed on the agreed terms and to

                                     14

compensate a party for its efforts and costs in case the merger is not completed due to a third party proposal for a business combination with the other party. The options may therefore discourage proposals for alternative business combinations, even if a third party were prepared to offer Hudson River or Cohoes more favorable terms. As a result of the public announcement of the third party proposals received by Cohoes and Hudson River, an initial triggering event as defined in the stock option agreements has occurred under each of the agreements. However, neither option can be exercised until a subsequent triggering event as defined in the agreements also occurs. If Ambanc is successful in its tender offer, a subsequent triggering event will have occurred by virtue of Ambanc's acquisition of more than 25% of the shares of our common stock.

         INFORMATION ABOUT COHOES, ITS AFFILIATES AND ITS ADVISORS

Cohoes and Cohoes Common Stock

     Cohoes Bancorp, Inc. is a Delaware corporation. The executive offices of Cohoes are located at 75 Remsen Street, Cohoes New York 12047. The telephone number of Cohoes at this location is (518) 233-6500.

     Ambanc's tender offer relates to the common stock, par value $.01 per share, of Cohoes. As of August 9, 2000, 7,912,705 shares of Cohoes common stock were outstanding.

     Cohoes is the subject company to Ambanc's tender offer and we have filed a Schedule 14D-9 with the SEC in response. The Schedule 14D-9 contains or incorporates by reference exhibits with additional information. You may obtain a free copy of the document at the SEC's Internet web site at www.sec.gov. This document may also be obtained free of charge from us by calling our representative, Regan & Associates, Inc., at 1-800-737-3426.

     Cohoes will bear the cost of any solicitations of, or communications or recommendations to, its shareholders regarding the Ambanc tender offer. If necessary, in soliciting or making a recommendation with respect to the Ambanc tender offer to its shareholders, Cohoes may use members of the Board as well as several of its executive officers, who may contact you either personally or by telephone, facsimile or letter and who will not be specially compensated.

     Cohoes will also request that banks, brokers and other record holders send solicitation or recommendation material, including this document, to the beneficial owners of Cohoes common stock, if necessary. Cohoes will reimburse the record holders for their reasonable expenses in taking those actions in the ordinary course of their business.

Cohoes' Advisors

     Keefe, Bruyette & Woods. On April 7, 2000, Cohoes retained Keefe, Bruyette & Woods as its financial advisor in connection with the proposed merger with Hudson River. Cohoes agreed to pay Keefe, Bruyette & Woods a fee of approximately $250,000 for services rendered in connection with advising and issuing a fairness opinion regarding the Cohoes-Hudson River

                                     15

merger. Keefe, Bruyette & Woods, Inc. has received $100,000 of such fee, and the remainder of the fee is due upon closing of the Cohoes-Hudson River merger. In addition, Keefe, Bruyette & Woods, Inc. has provided general merger and acquisition advisory services to Cohoes since the completion of Cohoes' initial public offering in December 1998, for which Keefe, Bruyette & Woods, Inc. will receive a $175,000 fee upon closing of the Cohoes-Hudson River merger.

     On July 19, 2000, Cohoes and Keefe, Bruyette & Woods entered into a letter agreement supplementing its previous engagement as Cohoes' financial advisor with respect to any other merger or acquisition of Cohoes. During the course of this engagement, Keefe, Bruyette & Woods and its representatives may participate in activities or conduct analyses designed to assist Cohoes in soliciting or making recommendations to Cohoes' shareholders and has rendered to Cohoes its opinion as to the inadequacy of Ambanc's offer. Cohoes agreed to pay Keefe, Bruyette & Woods an additional fee of $250,000 for these services.

     Cohoes has also agreed to indemnify Keefe, Bruyette & Woods and related persons and entities against various liabilities, including liabilities under federal securities laws, arising out of Keefe, Bruyette & Woods' engagement and to reimburse Keefe, Bruyette & Woods for its reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel.

     In the ordinary course of its business, Keefe, Bruyette & Woods and its affiliates may actively trade the equity securities of Cohoes, Hudson River and Ambanc and their affiliates for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities.

     The opinion of Keefe, Bruyette & Woods attached in Annex A, to the effect that Ambanc's offer is inadequate to Cohoes' shareholders from a financial point of view, is addressed to Cohoes' board of directors, addresses only the adequacy from a financial point of view of the consideration offered in the Ambanc offer, and does not constitute a recommendation as to whether Cohoes' shareholders should tender their shares in the Ambanc offer or vote with respect to any matter related thereto.

     Regan & Associates, Inc. Cohoes also made arrangements with Regan & Associates, Inc. to assist in soliciting proxies in Cohoes' proposed merger with Hudson River and had agreed to pay them $32,000 plus expenses for these services. Cohoes has continued to retain Regan & Associates to assist Cohoes in connection with its communications with shareholders with respect to Ambanc's tender offer.

     Scanlan Communications Group. Cohoes and Hudson River also have retained Scanlan Communications Group as their public relations firm for public and press announcements with respect to the merger of Cohoes and Hudson River and the Ambanc tender offer. In the context of the Ambanc tender offer, Scanlan Communications Group will assist Cohoes and Hudson River with their communications to shareholders and the public. Scanlan Communications

                                     16

Group receives compensation based on the time it has spent on the project and is reimbursed for reasonable expenses.

           OTHER ARRANGEMENTS, AGREEMENTS OR CONFLICTS OF INTEREST

     Except as set forth below, to the best knowledge of Cohoes, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Cohoes or its affiliates and:

    *  Cohoes' executive officers, directors or affiliates, or

    *  Ambanc or Ambanc's executive officers, directors or affiliates.

     Arrangements between Cohoes and its affiliates and its executive officers, directors or affiliates are described under the headings "Directors' Compensation," "Executive Officer Compensation," "Employment Contracts," "Other Employment Benefit Plans" and "Transactions with Directors and Officers," in Cohoes' definitive proxy statement dated September 24, 1999, and distributed to Cohoes' shareholders in connection with its 1999 Annual Meeting of Shareholders. In addition, the section under the headings "The Merger - Interests of Directors and Officers in the Merger that are Different from Your Interests" in the proxy statement/prospectus of Cohoes and Hudson River, dated July 3, 2000, and previously sent to you with respect to the Cohoes special meeting, describes certain interests of the officers and directors in the Cohoes-Hudson River merger. Copies of the relevant portions of the September 24, 1999 proxy statement and the July 3, 2000 proxy statement/prospectus are included as exhibits to the Schedule 14D-9 of Cohoes filed with the SEC.

     There have been no transactions in Cohoes' common stock by its executive officers, directors, affiliates or subsidiaries in the 60 days before the date of this document. Cohoes also has not engaged in any transaction in its own common stock in the 60 days before the date of this document.

                           INFORMATION ABOUT AMBANC

     Ambanc Holding Co., Inc. is a Delaware corporation. Ambanc has commenced a tender offer to acquire each outstanding share of Cohoes common stock for cash consideration equal to $16.50 per share.

     The Schedule TO filed on August 9, 2000 by Ambanc indicates that Ambanc's principal executive offices are located at 11 Division Street, Amsterdam, New York 12010 and that the telephone number of Ambanc at this location is (518) 842-7200.

                                     17

                         FORWARD-LOOKING STATEMENTS

     This document contains a number of forward-looking statements regarding the financial condition, results of operations and business of Cohoes, Hudson River and Ambanc. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. These statements may also include references to periods following the completion of the Cohoes-Hudson River merger or Ambanc's offer. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "potential" or similar expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following possibilities:

    * revenues of a combined Cohoes-Hudson River may be higher than we expect, or its operating costs may be lower than we expect,

    * required regulatory approvals for Ambanc's offer may be obtained more quickly than we expect,

    * market reaction to a combined Cohoes-Hudson River or a combined Cohoes-Ambanc may be different than we expect,

    * the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control,

    * there may be increases in competitive pressure among financial institutions or from non-financial institutions,

    * changes in the interest rate environment may reduce interest margins or may adversely affect mortgage originations,

    * changes in deposit flows, loan demand or real estate values may adversely affect a company's business,

    * changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently,

    * general economic conditions, either nationally or in some or all of the states in which Cohoes, a combined Cohoes-Hudson River or a combined Cohoes-Ambanc would be doing business, or conditions in securities markets, the banking industry or the mortgage banking industry, may be less favorable than we currently anticipate,

                                     18

    * legislation or regulatory changes may adversely affect our businesses, and

    * technological changes may be more difficult or expensive than anticipated.

     All subsequent written and oral forward-looking statements concerning the proposed Cohoes-Hudson River merger, Ambanc's offer or other matters addressed in this document and attributable to Cohoes or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Cohoes does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                   ANNEX



Annex A  --   Opinion of Keefe, Bruyette & Woods, Inc. regarding the Ambanc tender offer.








                                     19

                 [Keefe, Bruyette & Woods, Inc. letterhead]



August 9, 2000


Board of Directors
Cohoes Bancorp, Inc.
75 Remsen Street
Cohoes, NY  12047

Gentlemen:

You have asked us to advise you with respect to the adequacy to the stockholders of Cohoes Bancorp, Inc. (the "Company") from a financial point of view of the consideration offered by Ambanc Holding Co., Inc. ("AHCI") in connection with AHCI's proposal to acquire control of, and ultimately the
entire equity in the Company for $16.50 in cash.   Upon consummation of the
proposal, Cohoes would be merged into AHCI and each share of the Company's common stock that was not tendered would be purchased for $16.50 (hereinafter referred to as the "AHCI Offer Consideration"). AHCI has filed a proxy on July 31, 2000 ("Preliminary Proxy") and a Tender Offer Statement on August 9, 2000 ("Tender Offer"), both with the Securities and Exchange Commission, relating to the offer.

In arriving at our opinion, we have reviewed certain publicly traded available business and financial information relating to the Company and AHCI. We have also reviewed certain other information, including financial forecasts for the Company, provided to us by the Company and have discussed with the Company's management its business and prospects. In addition, we have reviewed the Preliminary Proxy, Tender Offer and certain related documents.

We have also considered certain financial and stock market data of the Company and AHCI, and we have compared that data with similar data for other publicly held companies in businesses similar to the Company and AHCI, and we have considered the financial terms of certain other business combinations and other transactions which have recently been announced or completed. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or AHCI, nor have we been furnished with any such evaluations or appraisals.

                                     20

Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

We are acting as financial advisor to the Company in connection with the AHCI offer and the Company's previously announced proposed merger with Hudson River Bancorp, Inc. and will receive a fee for our services.

In the past, we have performed certain investment banking services for the Company and have received customary fees for such services.

In the ordinary course of our business, we may actively trade the equity securities of the Company and AHCI for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the AHCI offer, and does not constitute a recommendation as to how such stockholder should vote with respect to any matter related thereto.

Based upon and subject to the foregoing, it is out opinion that, as of the date hereof, the AHCI Offer Consideration offered in the AHCI offer is inadequate to the stockholders of the Company from a financial point of view.

Very truly yours,





Keefe, Bruyette & Woods, Inc.












                                     21

                                                               Exhibit (a)(17)

Contact Person:
Harry L. Robinson, President

            COHOES BANCORP REJECTS AMBANC'S INADEQUATE OFFER

     Cohoes Bancorp, Inc (Nasdaq NMS: COHB) announced today that its Board has duly reviewed Ambanc's offer of $16.50 per share and Ambanc's related materials. After considering the advice of its investment banker and legal counsel, the Cohoes Board unanimously rejected Ambanc's offer as being clearly inadequate. The offer is also highly conditional, with several conditions that cannot be met.
     The Cohoes Board of Directors also believes that Ambanc does not have the financial capability to complete its tender offer. Ambanc's bank subsidiary only has $60.9 million of equity capital at March 31, 2000, and clearly does not have the ability to dividend or advance to its parent company Ambanc sufficient funds to complete the tender offer.
     "We also believe that Ambanc's proposed price is still grossly inadequate on price as it represents only 109% of our June 30, 2000 tangible book value, and that there would be numerous legal and regulatory impediments to Ambanc's offer," continued Mr. Robinson.
     "We believe Ambanc is merely trying to prevent the successful completion of our merger of equals with Hudson River Bancorp. Our combination with Hudson River will create a strong, attractive franchise, will increase earnings per share and will benefit all of our shareholders," concluded Mr. Robinson.

     This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause the combined company's actual results and experience to differ materially from the anticipated results or expectations expressed in the forward-looking statements. Cohoes does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.
     Hudson River has filed a Registration Statement on Form S-4 concerning the merger with the United States Securities and Exchange Commission which includes the joint merger proxy statement/prospectus mailed to shareholders. In addition, Cohoes intends to file a Solicitation/Recommendation Statement with the United States Securities and Exchange Commission in response to the Tender Offer Statement filed by Ambanc Holding Co., Inc. or any statement to be filed by TrustCo Bank Corp NY. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are currently able to obtain the Form S-4 Registration Statement and will be able to obtain the Solicitation/Recommendation Statements when filed, free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500.
     Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Cohoes-Hudson River merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE S-4 REGISTRATION STATEMENT FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000, AS AMENDED, AND DOCUMENTS FILED UNDER RULE 425 WITH THE SEC ON JULY 20, 2000 AND JULY 27, 2000.

                                     22